March 15, 2006

MAIL STOP 3561

via U.S. mail and facsimile

Richard Rappaport, President
SRKP 3, Inc.
1900 Avenue of the Stars, Suite 310
Los Angeles, CA 90067

RE:     SRKP 3, Inc.
	Form SB-2
	SEC File No. 333-126441

Dear Mr. Rappaport:

	We have the following comment on your filing. Where indicated, we think you should revise your document in response to this comment.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please revise to provide updated audited financial statements through your fiscal year-end date (December 31, 2005) and provide a current consent from your independent accountant.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      At the time of your request for acceleration, please furnish a letter with the acknowledgements which we described in our prior letter dated August 19, 2005.

	You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

      Sincerely,



      John Reynolds
      Assistant Director
      Office of Emerging Growth Companies

cc:  Thomas J. Poletti
      By facsimile to (310) 552-5001

Cc:  Richard Rappaport
      By facsimile to (310) 472-0578
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Richard Rappaport, President
SRKP 3, Inc.
March 15, 2006
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